

Mail Stop 3561

July 13, 2016

Lewis L. Bird III
Chief Executive Officer
At Home Group, Inc.
1600 East Plano Parkway
Plano, Texas 75074

> **Re:**   **At Home Group, Inc.**
> **Registration Statement on Form S-1**
> **Response Dated June 23, 2016**
> **File No. 333-206772**

Dear Mr. Bird:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Summary Consolidated Financial and Operating Data, page 13

1. We note your response to comments 1 through 4 and have the following additional comments:

- Please refer to the adjusting line item titled "Legal settlements and consulting and other professional services." Please revise footnote (b) to disaggregate the amount of legal settlements from consulting and other professional services as we believe it is important for your investors to understand the amounts related to each type of expense. Additionally, please tell us in more detail what led to these legal settlements, and separately what led to the consulting and other professional services to assist us in better understanding why these are non-recurring items.

- Please refer to the adjusting line item titled "Relocation and employee recruiting costs." Please revise footnote (d) to disaggregate the amount of relocation expenses from employee recruiting costs as we believe it is important for your investors to understand the amounts related to each type of expense.

- Please refer to the adjusting line item titled "Deferred rent." Please explain to us in detail why you believe this adjustment, which changes a consistent amount of periodic rent expense to a cash basis amount with greater variability, is a better economic portrayal to investors of rent expense. Similarly, please contrast why you do not remove the amortization of deferred gains on sale-leaseback transactions from Adjusted EBITDA, and explain how adjusting for deferred rent but not adjusting for the amortization of deferred gains on sale-leaseback transactions results in a consistent rationale being applied to the calculation of a measure for investors to evaluate your performance.

- Please refer to the adjusting line item titled "Corporate overhead expenses" that is used in calculating Store-level Adjusted EBITDA. We note your proposed revisions to footnote (j). Please further revise footnote (j) to discuss the limitations of a store-level metric, as it appears you would not be able to effectively operate your stores and generate this Store-level Adjusted EBITDA without incurring these additional expenses.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director
Office of Consumer Products